October 3, 2024

Chee Hoong Lew
Chief Executive Officer
WF Holding Limited
Lot 3893, Jalan 4D
Kg. Baru Subang
Seksyen U6, 40150 Shah Alam, Selangor, Malaysia

       Re: WF Holding Limited
           Registration Statement on Form F-1
           Filed on September 23, 2024
           File No. 333-282294
Dear Chee Hoong Lew:

       We have reviewed your registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed September 23, 2024
Part II Information Not Required in the Prospectus
Item 8. Exhibits and Financial Statement Schedules., page II-2

1. We note your disclosure on page 58 that you entered into agreements with your independent directors. Please file these agreements pursuant to Item 601(b)(10) of
       Regulation S-K as exhibits to your registration statement, or tell us why you do not believe they are required to be filed.
 October 3, 2024
Page 2
General

2. We note your disclosure on page Alt-4 that your selling securityholders may sell their securities through purchases by a broker-dealer as principal and resales by the broker-
       dealer for its account. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Charles Eastman at 202-551-3794 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Jennifer Angelini at 202-551-3047 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Kevin (Qixiang) Sun